

April 15, 2011

<u>Via Email</u>
John Williams, Chief Executive Officer
Shearson American REIT Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85006

> **Re:** **Shearson American REIT Inc.**
> **Amendment No. 4 to Form 10**
> **Filed on April 4, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 4, 2011**
> **File No. 0-29627**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10/A, filed April 4, 2011</u>

<u>Management's Discussion and Analysis, page 11</u>

1. We note your response to comment one of our letter dated January 28, 2011, and we reissue it. In this regard, please address the following.
   - With respect to your disclosure on page three and elsewhere that your plan is to "qualify as a [REIT] and or acquire an existing REIT," revise to disclose whether you may combine with, or instead are restricted from combining with, an operating company that is not a REIT or does not otherwise conduct real estate operations. If your plan may involve combining with a non-REIT operating company, please revise to so state.
   - Please revise your registration statement and periodic reports to clarify whether any investment limitation or prospective investment limitation is

       subject to be changed by the discretion of the board without a shareholder vote.

- Revise your registration statement and periodic reports to clarify whether you are limited to purchasing real property and ground leases and will not invest in mortgages or securities. You should also revise your Management's Discussion and Analysis in your periodic reports to conform to your investment strategy disclosure on page 11 of your Form 10.

- Revise to disclose the principles and procedures you will employ in connection with the acquisition of assets. If there is no provision in your charter documents or otherwise regarding the mechanism for making changes in the investment objectives, revise to so state.

- We note your revised statement that the company "intends to limit the percentage of investment in any specific property to 10% of the company's assets." With a view to clarifying language in your Form 10 and periodic reports, advise us of the nature of, and process for providing, disclosure of specific properties in the event such individual properties comprise 10% or more of your assets.

       Please revise accordingly.

2.   Also, please revise to address your plan for meeting the requirements identified in the last paragraph on page three, such as the minimum number of shareholder requirement and minimum total assets and gross income requirements.

Balance Sheets, pages 23 and 31

3.   Please bifurcate the balance of stockholders' deficit into two balances: (1) the balance of stockholders' deficit accumulated during the development stage from the inception date (October 16, 2009), and (2) the balance of deficit accumulated during the dormant period. Refer to ASC 915-210-45-1.

Statements of Changes in Stockholders' Equity (Deficit), page 33

4.   Please present separate columns in this statement to show the activity within the deficit account for the period that you were in the development stage (i.e., October 16, 2009 to December 31, 2009) and to present the balance of deficit as of the date you emerged from dormancy (i.e., $25,689,281). Please ensure that columns with activity have accurate totals, ensure that the statement cross-foots accurately and that the two deficit balances are accurately transferred to the balance sheet.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 as filed April 4, 2011

Statements of Changes in Stockholders' Equity (Deficit), page 16

5.   Please present separate columns in this statement to show the activity within the deficit account for the period that you were in the development stage (i.e., October 16, 2009 to December 31, 2009) and to present the balance of deficit as of the date you emerged from dormancy (i.e., $25,689,281). Please ensure that columns with activity have accurate totals, ensure that the statement cross-foots accurately and that the two deficit balances are accurately transferred to the balance sheet.

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

6.   We note your response to prior comments 8 and 9 of our letter dated December 3, 2010 and we reissue these comments. We note your statement, "Management believes that our system of disclosure controls and procedures is designed to provide a reasonable level of assurance that the objectives of the system will be met." Please amend your Form 10-K/A and 2010 Forms 10-Q/A to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective *at the reasonable assurance level*. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

7.   Please make reference to the definition of controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), as appropriate. Your current disclosure refers to previous Rules 13a-14(c) and 15d-14(c). Please revise your Form 10-K/A and 2010 Forms 10-Q/A to provide the disclosures required by Item 307 of Regulation S-K.

        You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez at (202) 551-3236 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director